SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   FORM 11-K

          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     For the transition period from _________________ to _________________

                         Commission file number 0-11113


              Full Title of the Plan and the Address of the Plan:

                           Santa Barbara Bank & Trust
                    Employee Stock Ownership Plan and Trust
                              1021 Anacapa Street
                            Santa Barbara, CA 93101

           Name of Issuer of the securities held pursuant to the plan and the address of the principal executive office:

                             Santa Barbara Bancorp
                              1021 Anacapa Street
                            Santa Barbara, CA 93101

                              REQUIRED INFORMATION


The Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirement of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Santa Barbara Bank & Trust
Employee Stock Ownership Plan & Trust


Date:  June 30, 1997           By:        /s/Jay Donald Smith

                                          Jay Donald Smith
                                          Senior Vice President
                                          of Santa Barbara Bank & Trust, Trustee

                                   APPENDIX 1



        SANTA BARBARA BANK & TRUST EMPLOYEE STOCK OWNERSHIP PLAN & TRUST




                         FINANCIAL STATEMENTS AS OF AND
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
              SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED
          DECEMBER 31, 1996 AND INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

        SANTA BARBARA BANK & TRUST EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Plan Benefits as of
      December 31, 1996 and 1995

   Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1996 and 1995

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE

   Item 27a - Schedule of Assets Held for Investment as of December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust:

We have audited the accompanying statements of net assets available for plan benefits of Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



handwritten signature:
ARTHUR ANDERSON LLP

Los Angeles, California
June 13, 1997


                           Santa Barbara Bank & Trust
                                 Plan Number 003
                                 EIN 95-2089059
                      Employee Stock Ownership Plan & Trust
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1996 and 1995



ASSETS:                                                  1996           1995

  Investment in Common Stock of Santa Barbara
     Bancorp, at fair value (Notes 1 and 5)       $  19,968,536   $ 16,427,565
  Investment in Mutual Funds, at fair value             525,751        492,366
  Cash                                                       --          5,161
  Employer contribution receivable                    1,000,000             --
  Dividend receivable                                        --            356
  Interest receivable                                        --            230

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                              $  21,494,287   $ 16,925,678






        The accompanying notes are an integral part of these statements.

                           Santa Barbara Bank & Trust
                                 Plan Number 003
                                 EIN 95-2089059
                      Employee Stock Ownership Plan & Trust

        Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1996 and 1995


                                                          1996          1995

Net assets at beginning of year                       $16,925,678   $14,274,386

Net investment gain:

   Realized gain on sale of Common Stock of
     Santa Barbara Bancorp                                  4,015        12,909
   Realized appreciation on Mutual Funds                   24,943         7,520
   Unrealized appreciation on Common Stock
     of Santa Barbara Bancorp                           4,992,087     3,389,970
   Unrealized appreciation on Mutual Funds                 10,454        49,569
   Dividends on Common Stock of
     Santa Barbara Bancorp                                493,355       428,540
   Dividends on Mutual Funds                                9,913        11,120
   Interest income                                            176         2,796
   Capital gain distribution                               10,125        36,345
                                                        5,545,068     3,938,769

Employer contribution                                   1,000,000             --


Payment of dividends to participants (Note 7)            (474,137)     (414,921)
Transfer to profit sharing plan for diversification       (18,458)      (21,875)
Distributions to Plan participants                     (1,483,864)     (850,681)

Net assets at end of year                             $21,494,287   $16,925,678







        The accompanying notes are an integral part of these statements.

                    Santa Barbara Bank & Trust
               Employee Stock Ownership Plan & Trust
                          Plan Number 003
                          EIN 95-2089059

                   Notes to Financial Statements
                    December 31, 1996 and 1995


1.    Plan Description and Significant Accounting Policies

The Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust (the "Plan") was approved by the Board of Directors of Santa Barbara Bank & Trust (the "Bank") on January 8, 1985. The Bank is a wholly owned subsidiary of Santa Barbara Bancorp (the "Company"). The Bank is also the Trustee and Administrator of the Plan. Since the initial purchase of common stock of the Company in January, 1985, the Plan has made several other large purchases of the Company's stock.

The Plan covers employees of the Bank who have completed one year of service, have worked more than 1,000 hours during the Plan year and have attained age 18. Contributions by the Bank to the Plan are discretionary, but generally have been approximately 10 percent of pre-tax Bank profits prior to employer contributions to the Plan, reduced by the amounts paid to the Bank's other profit sharing plan, the Incentive & Investment and Salary Savings Plan, and adjusted for the difference between the provision for loan loss and actual net charge-offs, unless additional amounts are required by the Plan for debt service and/or stock purchases. A $1,000,000 employer contribution was accrued for the 1996 Plan year. Employees do not contribute to the Plan.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

When employees have been participating in an Employee Stock Ownership Plan ("ESOP") for ten years and have attained age 55, the Internal Revenue Code requires the ESOP to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. While the Plan would not be in effect ten years until 1995, in 1993 the Bank decided to permit those participants who would become "qualified participants" in the years 1995 - 2000 to diversify a portion of their vested account balance. They were permitted to have the Plan sell a number of their allocated shares representing not more than 25% of the value of their account balance. These shares were purchased by the Company through the tender offer that the Company made to its shareholders on October 1, 1993 and retired. The proceeds from the sale of the stock were used to purchase mutual funds. These investments remained in the ESOP and are reported in the Statements of Net Assets as Investments in Mutual Funds. This first diversification occurred in 1994.

In 1995, when the Plan was in effect ten years, the Plan was required to permit some of the above participants to further diversify. The Company again purchased shares from the Plan, but in these subsequent distributions, the proceeds were transferred to the participants' accounts in the Incentive & Investment and Salary Savings Plan.

Participants, who have completed a year of service during the Plan year and are employed on the last day of the Plan year, receive allocations of forfeitures and Bank contributions based on their eligible compensation. The Plan's invested assets consist of Santa Barbara Bancorp stock and shares in various mutual funds as shown in the supplemental Schedule of Assets Held for Investment as of December 31, 1996. The distributions to Plan participants shown on the Statements of Changes in Net Assets Available for Plan Benefits include appreciation of Santa Barbara Bancorp stock arising from distribution of participants' shares upon their termination.

Participants vest in their account as follows:

                 Plan Years of            Percent
                 --------------           -------
                 Service                    Vested
                 -------                    ------
                 Less than 2 years              0%
                 2 years                       20%
                 3 years                       30%
                 4 years                       40%
                 5 years                       60%
                 6 years                       80%
                 7 years                      100%

All participants are considered fully vested upon attainment of retirement age
(65) or their earlier qualifying retirement, disability or death.

The Bank retains all rights to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants will be fully vested and the Bank, as the Trustee, will be directed to distribute the participants' equity to participants in proportion to their accounts.

All administrative expenses are paid by the Bank.

The significant accounting policies of the Plan are as follows:

A. Contributions from the Bank are recorded on an accrual basis and are allocated annually to individual participants' accounts as provided by the Plan and in accordance with the law, net of amounts used to make payments on any debt.

B. Investment income is accrued and is allocated to individual participants' accounts quarterly.

C. The Plan requires unvested amounts forfeited by former participants to be allocated among the individual accounts of active participants at the end of the Plan year.

D. Investments in the Common Stock of the Company are stated at fair value. Unrealized appreciation or depreciation is recorded in income currently. Realized appreciation on investments represents the excess of fair value over cost (cost equals the market value at the beginning of the period as more fully described below) of vested shares distributed to terminated Plan participants.

E. The Plan accounts for investments by means of the current value approach whereby the realized and unrealized appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year. The use of the current value approach is required for reporting to the U.S.
      Department of Labor.

F. Certain prior year amounts have been reclassified to conform with the 1996 presentation.

G. The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:
                                             1996        1995

      Net assets available for benefits    $21,494,287  $16,925,678
      per the financial
           statements
      Amounts allocated to withdrawing        (436,284)   (758,596)
      participants
                                           ------------ -----------
      Net assets available for benefits    $21,058,003  $16,167,082
      per the Form 5500
                                           ============ ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

      Benefits paid to participants per the     $1,483,864
      financial statements
      Add:
         Amounts allocated to withdrawing
         participants at December 31, 1996         436,284
      Less:
         Amounts allocated to withdrawing         (758,596)
         participants at
         December 31, 1995
                                               -----------
      Benefits paid to participants per the
      Form 5500                                 $1,161,552
                                               ===========



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


3.    Tax Status

The Plan obtained its most recent determination letter from the Internal Revenue Service on February 23, 1995. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Plan has been amended subsequently. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and that the related trust was tax exempt as of the financial statement date.

4.    Administration of Plan Assets

The Plan's assets, which consist principally of the Company's common shares, are held by the Trustee of the Plan.

Bank contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Bank. The amount of these expenses amounted to $42,769 in fiscal year 1996.


5.    Investment in Common Stock of Santa Barbara Bancorp

The changes in the investment account of Common Stock of the Company for the year ended December 31, 1996 are summarized as follows:

       Total number of shares as of January     782,265
       1, 1996
       Distribution to plan participants        (69,103)
                                             ----------
       Balance as of December 31, 1996          713,162
                                             ==========


       Fair value per share as of December
       31, 1996                                  $28.00

       Number of participants                       465

As explained in Note 1, under the current value method of accounting for investments, the cost of investments is equal to the market value of the investment at the end of the previous year. The cost of the Company's shares at the end of the previous period for determining realized and unrealized appreciation was $21.00 per share. Investment in common stock of the Company represents greater than 5% of the net assets of the Plan. There were no other significant related party transactions during the Plan year.


6.    Repurchase of Shares

Occasionally, the Plan repurchases stock from terminating employees who do not wish to retain their stock. Repurchased shares are retained by the Plan and therefore are not reported in the table as a change in the Investment in Common Stock of the Company. The market value of investments other than stock is distributed to terminating employees in cash.


7.    Dividends

Cash dividends on allocated shares are distributed directly to participants as received from the Company. Cash dividends on unallocated shares were allocated to participants' accounts at the end of year.


                           Santa Barbara Bank & Trust
                                Plan Number 003
                                 EIN 95-2089059
                         Employee Stock Ownership Plan
               Item 27a - Schedule of Assets Held for Investment
                            as of December 31, 1996



Identity of issue,
borrower, lessor, or                                                               Current
similar party                         Description of investment         Cost        Value

Santa Barbara Bancorp *               713,162 common stock shares   $14,976,449  $19,968,536
Fidelity Advisor Short Fixed Income        27 corporate bond units           37          255
Fidelity Advisor High Yield             4,296 corporate bond units       52,714       52,405
Fidelity Advisor Inter Bond Class T     7,497 corporate bond units       79,846       78,718
Fidelity Advisor Equity Growth          1,224 common stock shares        52,056       51,417
Fidelity Advisor Equity Income Fund     2,438 common stock shares        52,084       53,439
Fidelity Advisor Series II Growth       1,554 common stock shares        49,930       54,871
Franklin Small Cap Growth               2,519 common stock shares        52,025       52,192
Templeton Funds                         5,260 common stock shares        49,611       54,496
Van Kampen American Capital             3,519 common stock shares        47,422       53,211
Van Kampen Emerging Growth              2,176 common stock shares        79,570       74,747

                                      Total Investments             $15,491,744  $20,494,287



* Party in interest to the Plan

        The accompanying notes are an integral part of these statements.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated June 13, 1997 into this Form 11-K and into Santa Barbara Bancorp's previously filed Form S-8 Registration Statements File Nos. 33-5493, 2-83293, 33-43560, 33-48724, 333-05117 and 333-05119. It should be noted that we have not audited any financial statements of Santa Barbara Bancorp and Subsidiaries subsequent to December 31, 1996 or performed any audit procedures subsequent to the date of our report.

handwritten signature
ARTHUR ANDERSEN LLP

Los Angeles, California
June 13, 1997